Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2022

•	Golar LNG Limited ("Golar" or "the Company") reports Net income of $230.0 million and Adjusted EBITDA[1] of $101.0 million for Q2 2022 ("Q2" or "the quarter").
•	Sold the FSRU Golar Tundra for $350.0 million and agreed to sell the steam turbine LNG carrier Golar Arctic as a converted FSRU to Italy's Snam Group ("Snam") for €269.0 million.
•	Completed the sale of remaining TFDE carriers, The Cool Pool Limited, and Golar's shipping and FSRU management organization to Cool Company Ltd. (“CoolCo”).
•	Golar's share of Q2 Contractual Debt[1] decreased from $1.7 billion at Q1 2022 to $1.0 billion at Q2 2022.
•	Subsequent to the quarter end, FLNG Hilli customer elected to exercise optional capacity of 0.2 million tons per annum ("MTPA") of Dutch Title Transfer Facility (“TTF”) linked production volumes from 2023 to 2026.
•	Entered into swap arrangements to hedge approximately 50% of Golar's exposure to TTF linked production for 2023 at a TTF price of $49.50/MMBtu.
•	Advancing MKII newbuild activities scheduled for delivery in 2025.
•	Target FLNG project announcement within 2022.

FLNG operations: FLNG Hilli maintained its 4+ year unbroken record of 100% uptime during Q2. Distributable Adjusted EBITDA1 from FLNG Hilli was $92.5 million for the quarter, of which Golar's share was $62.5 million. On July 27, 2022, Hilli customers Perenco Cameroon S.A. and Société Nationale des Hydrocarbures declared 0.2MTPA of their TTF linked optional production from 2023 until the end of the current contract in July 2026. On August 9, 2022 Golar entered into swap arrangements to hedge approximately 50% of Golar's exposure to the 2023 TTF linked production, securing around $80.0 million of 2023 Distributable Adjusted EBITDA1. Based on current average 2023 TTF gas prices for the remaining unhedged portion, Golar’s share of 2023 TTF linked gross proceeds from the TTF linked volume is expected to be $160.0 million. Including the Brent oil forward curve ($88/bbl), and the fixed tariff, Golar's share of Distributable Adjusted EBITDA1 from Hilli is expected to be approximately $305.0 million in 2023. Golar's share of forecast 2023 total annual debt service for Hilli's contractual debt is approximately $50.0 million (debt amortization of approximately $29.0 million and interest of approximately $21.0 million).

FLNG Gimi construction: Conversion of FLNG Gimi for its 20-year contract with BP scheduled to commence in Q4 2023 is 86% technically complete. During the quarter Golar and Keppel Capital, together the owners of FLNG Gimi, agreed to a $50.0 million incentive payment to Keppel Shipyard for initiatives to safeguard sail away within H1 2023. Golar owns 70% of FLNG Gimi, hence $35.0 million of the incentive payment will be for Golar's account. This will initially be funded from cash on hand. Once commissioned and delivered to the customer, FLNG Gimi is expected to unlock around $3.0 billion of Earnings Backlog1 to Golar, equivalent to $151 million in annual Adjusted EBITDA1. The commercial start-up of FLNG Gimi together with the commodity linked production from FLNG Hilli could result in Golar's share of annual Adjusted EBITDA1 generation from FLNG Hilli and FLNG Gimi exceeding $400.0 million within 2.5 years.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

FLNG business development: Multiple new client engagements during the quarter as well as strong development of the existing FLNG growth pipeline across both integrated and tolling based projects.

Yard availability and updated pricing for both MKI and MKII designs was confirmed during the quarter, and in discussion for MKIII. Indicative pricing suggests a capex per ton of liquefaction capacity of between $500-600 million/ton. Both MKI and MKII designs can be delivered within 2025 if ordered during 2H 2022. Competitive construction and long-term lease financing term sheets for FLNG growth projects have been received.

Golar is ramping up construction engineering work and planning to order long-lead items during H2 for a MKII design FLNG, with a liquefaction capacity of up to 3.5MTPA. A suitable conversion candidate vessel has been identified and inspected.

Based on progress across the FLNG growth portfolio the Company maintains its target for FLNG announcement within 2022.

FSRU: Italian energy infrastructure company Snam and Golar signed two contracts. The first contract will see Golar convert the last of its trading steam turbine LNG carriers, Golar Arctic, into a FSRU. After its conversion, ownership of the Golar Arctic will be transferred to Snam who will pay €269.0 million for the completed FSRU. Following Snam's issuance of a Notice-to-Proceed, the conversion is expected to take up to two years. Golar will continue to trade the vessel as a carrier until it enters the yard for conversion.

The second contract saw Snam acquire the FSRU Golar Tundra for $350.0 million. After repayment of vessel debt and fees, Golar received net proceeds of $193.1 million in cash. Golar has agreed to lease the vessel back from Snam and trade it as an LNG carrier until November 2022, generating incremental earnings that will be reported in discontinued operations until Q4 2022. Golar also expects to enter into a development agreement to assist Snam with technical work on the vessel before start-up of FSRU operations.

Financial Summary

(in thousands of $)	Q2 2022	Q2 2021	% Change	YTD 2022	YTD 2021	% Change
Net income attributable to Golar LNG Ltd	230,032	471,434	(51)%	575,214	496,797	16%
Total operating revenues	67,227	65,303	3%	140,165	131,105	7%
Adjusted EBITDA	100,952	39,665	155%	190,647	80,199	138%
Golar's share of contractual debt[1]	1,002,228	2,186,512	(54)%	1,002,228	2,186,512	(54)%

Q2 Highlights and recent events

Financial and corporate:

•	Profitability: Net income attributable to Golar of $230.0 million for the quarter, including:
◦	A $181.6 million unrealized gain (100% basis) on the Hilli Brent oil and TTF natural gas linked derivative instruments.
◦	A $55.0 million realized gain (100% basis) on the Hilli Brent oil and TTF natural gas linked derivative instruments.
◦	A $123.3 million realized gain on sale of the FSRU Golar Tundra.
◦	A $76.2 million impairment charge recognized in respect of the Golar Arctic.
◦	A $11.2 million realized loss on the 6.2 million New Fortress Energy Inc. ("NFE") shares sold on April 6, 2022.
◦	A $37.8 million unrealized mark-to-market loss recognized on Golar's 12.4 million NFE shares held as at June 30, 2022 based on a June 30, 2022 carrying value of $39.57 per share.
◦	A $16.3 million unrealized gain on interest rate swaps.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

•	CoolCo transaction: Sale of the remaining 4 TFDE vessels, The Cool Pool Limited, and Golar's shipping and FSRU management organization released $34.3 million of cash and cash equivalents and reduced Contractual Debt[1] by $480.9 million.
•	Tundra transaction: Sale of the FSRU Golar Tundra released $193.1 million of cash and cash equivalents and reduced Contractual Debt[1] by $155.5 million.
•	Arctic transaction: Agreed to sell the LNG carrier Golar Arctic as a converted FSRU for €269.0 million, triggering the recognition of a non-cash $76.2 million impairment charge.
•	Hedges: Entered into swap arrangements on August 9, 2022 to hedge approximately 50% of Golar's exposure to TTF linked production for 2023 at a TTF price of $49.50/MMBtu.
•	Golar shares: Repurchased and then cancelled 200,000 Golar shares at a cost of $4.5 million. 107.8 million shares issued and outstanding as of June 30, 2022.
•	ESG: Invested in Oslo-based Aqualung Carbon Capture in May 2022, a technology company working on a promising carbon capture and separation membrane system that could be used on future FLNG units.

Financing facilities:

•	Credit Facility: Repaid the $131.0 million Q1 2022 drawn balance of the $200.0 million 3-year corporate revolving credit facility. The facility remains available until 2024 and is currently undrawn.
•	Bilateral Corporate Facility: Agreed to expire the $250 million undrawn bilateral corporate facility available until June 30, 2022 as year to date balance sheet initiatives allow for FLNG growth to be funded from existing cash balances and undrawn credit facilities.
•	Legacy UK tax lease case: Settled long running tax dispute in respect of UK tax lease transactions resulting in a $66.4 million final cash settlement (including fees).

FLNG:

•	Utilization: Industry leading operations maintained with 100% commercial uptime by FLNG Hilli.
•	TTF linked tariff volumes: Subsequent to the quarter end, FLNG Hilli customer elected to exercise 0.2 MTPA pursuant to its 2023+ capacity option which results in TTF linked production volumes from 2023 to July 2026 continuing at 2022 levels.
•	Construction: FLNG Gimi conversion project 86% technically complete. 22-million man-hours worked with strong safety record maintained. Gimi owners agreed to pay Keppel Shipyard an incentive payment of an additional $50.0 million to safeguard 1H 2023 sail away. On schedule for Q4 2023 start-up.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Financial Review

Business Performance:

	2022		2021
	Apr-Jun	Jan-Mar	Apr-Jun
(in thousands of $)	Total	Total	Total
Net income	286,538	410,014	507,337
Income taxes	(190)	374	92
Net income before income taxes	286,348	410,388	507,429
Depreciation and amortization	13,138	13,742	13,861
Impairment of long-term assets	76,155	—	—
Unrealized gain on oil and gas derivative instruments	(181,548)	(168,059)	(70,590)
Realized and unrealized MTM loss/(gain) on our investment in listed equity securities	49,001	(344,049)	84,801
Other non-operating (income)/losses	(3,887)	(6,136)	73,293
Interest income	(921)	(33)	(27)
Interest expense	5,279	6,156	8,110
(Gains)/losses on derivative instruments	(16,341)	(31,536)	6,869
Other financial items, net	4,215	(608)	(737)
Net (income)/losses from equity method investments	(4,065)	1,056	(839)
Net (income)/loss from discontinued operations	(126,422)	208,774	(582,505)
Adjusted EBITDA (1)	100,952	89,695	39,665

	2022
	Apr-Jun				Jan-Mar
(in thousands of $)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	—	60,527	6,700	67,227	3,235	62,894	6,809	72,938
Vessel operating expenses	(1,685)	(14,972)	(1,439)	(18,096)	(2,134)	(14,181)	(1,789)	(18,104)
Voyage, charterhire & commission expenses	(569)	(150)	(25)	(744)	(540)	(150)	(25)	(715)
Administrative expenses	71	13	(10,003)	(9,919)	(2)	(42)	(10,100)	(10,144)
Project development (expenses)/income	—	(3,462)	761	(2,701)	—	(1,540)	689	(851)
Realized gains on oil derivative instrument (2)	—	55,019	—	55,019	—	42,631	—	42,631
Other operating income (3)	—	10,166	—	10,166	—	3,940	—	3,940
Adjusted EBITDA (1)	(2,183)	107,141	(4,006)	100,952	559	93,552	(4,416)	89,695

(2) The line item “Realized and unrealized gain on oil and gas derivative instruments” in the Condensed Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized gain/(loss) on oil and gas derivative instruments”. The realized component comprised (i) Brent oil linked fees of $32.6 million (March 31, 2022: $17.5 million), (ii) TTF-linked proceeds of $29.4 million (March 31, 2022: $26.3 million) and (iii) commodity swap expense of $7.0 million (March 31, 2022: $1.1 million) and represents the contracted amounts in relation to the Hilli LTA receivable in cash.

(3) Included in “Other operating income” is $10.2 million (March 31, 2022: $3.6 million) for production over Hilli's contracted tolling capacity of 1.4MTPA.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

	2021
	Apr-Jun
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	2,849	55,737	6,717	65,303
Vessel operating expenses	(1,696)	(13,745)	(2,682)	(18,123)
Voyage, charterhire & commission expenses	(50)	(150)	(25)	(225)
Administrative expenses	(14)	(185)	(9,332)	(9,531)
Project development expenses	—	(16)	(718)	(734)
Realized gains on oil derivative instrument	—	2,975	—	2,975
Adjusted EBITDA (1)	1,089	44,616	(6,040)	39,665

Golar reports today Q2 net income attributable to Golar of $230.0 million. Golar also reports Adjusted EBITDA1 of $101.0 million inclusive of FLNG Hilli and LNG carrier Golar Arctic but excluding the FSRU Golar Tundra that was sold to Snam on May 31, 2022, and the TFDE carriers, The Cool Pool Limited, and Golar's shipping and FSRU management organization sold to CoolCo during the quarter. Pro-rata Q2 results associated with these assets and entities are reported in discontinued operations.

On May 17, 2022 Golar entered into agreements with Snam relating to the conversion and subsequent sale of the converted LNG carrier Golar Arctic. Although ownership of the converted FSRU is not expected to transfer for up to 3-years, the transaction triggered an immediate impairment test. As the carrying value of the vessel exceeds its fair value as a carrier as of June 30, 2022, an impairment charge of $76.2 million has been recognized. The sale is expected to generate net positive cash and a gain on sale upon completion.

The Brent oil linked component of FLNG Hilli's fees generates additional annual operating cash flows of approximately $3.1 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. As a result of higher commodity prices, a $32.6 million realized gain on the oil derivative instrument was recorded in Q2, up from the $17.5 million realized in Q1. Golar has an effective 89.1% interest in these earnings. A Q2 realized gain of $29.4 million was also recognized in respect of fees for the TTF linked production, up from the $26.3 million realized in Q1. Golar has an effective 86.9% interest in these earnings. Offsetting this was a $7.0 million realized loss (100% attributable to Golar) on the hedged component of the quarter's TTF linked earnings. Collectively a $55.0 million realized gain on oil and gas derivative instruments was recognized as a result.

The mark-to-market fair value of the Hilli Brent oil linked derivative asset decreased by $0.3 million during the quarter, with a corresponding unrealized loss of the same amount recognized in the income statement. The fair value decrease was driven by a downward movement in the expected future market price for Brent oil. Predominantly driven by the recognition of a derivative asset reflecting the valuation of the discounted value of the tolling fee above the floor in respect of the customer's TTF linked capacity for 2023-2026, the mark-to-market fair value of the Hilli TTF natural gas derivative asset increased by $170.5 million during the quarter with a corresponding unrealized gain of the same amount recognized in the income statement. A $11.4 million unrealized gain in respect of the hedged portion of Q3 2022 TTF linked Hilli production was also recognized during the quarter. Collectively this therefore resulted in a $181.6 million Q2 unrealized gain on oil and gas derivative instruments.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

FLNG Hilli production over and above the quarter's pro-rata share of 1.4 million tons of full year 2022 contracted production resulted in the recognition of $10.2 million of Other operating income during the quarter.

The pricing of the 6.2 million NFE shares sold on April 6, 2022 was less than their carrying value and a $11.2 million realized loss was recorded. A decrease in the NFE share price between April 1 and June 30 also resulted in the recognition of a Q2 unrealized mark-to-market loss of $37.8 million on Golar’s remaining 12.4 million NFE shares in Other non-operating losses. The fair value of these shares was $39.57 per share as of June 30, 2022 (price as of August 9, 2022 was $54.92). Together with $1.2 million of dividend income from NFE, this collectively contributed to most of the $45.1 million of Other non-operating losses during the quarter.

Balance Sheet and Liquidity:

As of June 30, 2022 Golar had $528.8 million of cash and cash equivalents and $91.5 million of restricted cash. Restricted cash includes $16.7 million relating to the Hilli lessor-owned VIE. Total Golar Cash1 therefore amounts to $603.5 million. This includes $253.0 million of net proceeds from the sale of NFE shares, $193.1 million net proceeds from the sale of FSRU Golar Tundra, repayment of the $131.0 million Corporate RCF, and settlement of the $66.4 million legacy UK tax lease case. The full $200.0 million undrawn Corporate RCF continues to be available for future drawdown and is secured by Golar's remaining 12.4 million NFE shares.

Expected FLNG funding sources (in millions of $)	June 30, 2022	August 10, 2022
Total Golar Cash[1,2]	604	604
Undrawn $200m Corporate RCF (up to)	200	200
Potential near-term funding sources	804	804
Listed Securities
NFE, Avenir LNG Limited, and CoolCo shares[1,3]	672	879
Net of Corporate RCF secured by NFE investment	(200)	(200)
Forecast Total Golar Cash and Listed Securities[1] (available for future FLNG growth)	1,276	1,483

(2) Assumed unchanged from June 30, 2022

(3) Based on market value of NFE and book value of CoolCo and Avenir LNG Limited.

Inclusive of $13.3 million of capitalized interest, $107.3 million was invested in FLNG Gimi during the quarter, increasing the total FLNG Gimi Asset under development balance as at June 30, 2022 to $1.1 billion. Of this, $535.0 million had been drawn against the $700 million debt facility. Both the investment and debt drawn to date are reported on a 100% basis. During the quarter the Gimi owners (of which Golar owns 70%), agreed to pay Keppel Shipyard an additional $50.0 million in order to safeguard a 1H 2023 sail away. This increases the capital cost of FLNG Gimi to $1.43 billion, of which around 10% is payable whilst the vessel will receive a reduced rate of hire during commissioning and post customer acceptance full rate hire. Golar's share of remaining capital expenditure to be funded out of equity and cash from commissioning hire and operations, net of the Company's share of remaining undrawn debt amounts to $228.0 million.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Included within the $366.8 million current portion of long-term debt and short-term debt as at June 30, 2022 is $359.6 million in respect of the Hilli lessor-owned VIE subsidiary that Golar is required to consolidate. Contractual Debt1 attributable to Golar amounts to $1.0 billion. Net of Total Golar Cash1 of $0.6 billion, Net Debt1 therefore falls to around $0.4 billion. If the value of Total Golar Cash and Listed Securities1 as of June 30, 2022 is taken into account, this figure becomes net cash of $0.3 billion. Assuming current commodity prices prevail, Golar's share of 2022 Adjusted EBITDA1 is on track to exceed $200.0 million, $250 million in 2023 and $400 million in 2024. Offering strong debt coverage, near-term earnings power and meaningful growth potential that can be financed, Golar is well positioned to support a final investment decision on at least two of the several new FLNG projects it is working on.

Corporate and Other Matters:

As at June 30, 2022, Golar had 107.8 million shares issued and outstanding. There were also 1.0 million outstanding stock options with an average price of $15.49 and 0.2 million unvested restricted stock units. Subsequent to the quarter end 0.1 million performance stock units were also awarded. These will vest over a three year period commencing July 2022. Of the initial $50.0 million approved share buyback scheme, $14.5 million remains available for further repurchases which will continue to be opportunistically pursued. The Annual General Meeting was held on August 10, 2022.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited

+/- Net financial expense

+/- Other non-operating income/expenses

+/- Income taxes

+/- Equity in net (losses)/ earnings of affiliates

- Net income attributable to non-controlling interests

+/- Unrealized loss/(gain) on oil and gas derivative instruments

+ Depreciation and amortization

+ Impairment of long-term assets

+/- Net income/(loss) from discontinued operations

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, impairment, depreciation, financing costs, tax items and discontinued operations.
Hilli's Distributable Adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited

+/- Net financial expense

+/- Other non-operating income/expenses

+/- Income taxes

+/- Equity in net (losses)/ earnings of affiliates

- Net income attributable to non-controlling interests

+/- Unrealized loss/(gain) on oil and gas derivative instruments

+ Depreciation and amortization

+ Impairment of long-term assets

+/- Net income/(loss) from discontinued operations

- Amortization of deferred commissioning period revenue, Amortization of Day 1 gain

- Accrued overproduction revenue

+ Overproduction revenue received

Increases the comparability of our operational FLNG, Hilli from period to period and against the performance of other companies by removing the non distributable income of Hilli, project developmental costs and the Gandria and Gimi operating costs.

Liquidity measures

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments

Contractual debt	Total debt (current and non-current), net of deferred finance charges	+/- Debt within liabilities held for sale +/- VIE consolidation adjustments +/- Deferred finance charges +/- Deferred finance charges within liabilities held for sale

We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with competitors.

Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits

We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Total Golar Cash and Listed Securities	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current) + Other current assets + Equity method investments	- VIE restricted cash balance - Trade receivables - Inventories - Gas derivative instrument - TTF swap collateral - Prepaid expenses - MTM commodity swap valuation - Investment in ECGS

We consider our investments in listed equity securities and our equity method investment in CoolCo to be available for us to liquidate at short notice and therefore we consider available for funding our capital intensive growth projects.

Management believes that this measure enables investors and users of our financial statements to assess our liquidity position to fund existing and future FLNG projects.

Definitions:

TFDE: Tri-fuel Diesel Electric engine

FSRU: Floating Storage Regasification Unit

FLNG: Floating Liquefaction Natural Gas

Reconciliations - Liquidity Measures

Contractual Debt

(in thousands of $)	June 30, 2022	March 31, 2022	June 30, 2021
Total debt (current and non-current) net of deferred finance charges	1,382,277	1,488,336	1,553,775
Total debt within liabilities held for sale net of deferred finance charges	—	472,558	825,806
VIE consolidation adjustments	132,790	285,107	316,894
Deferred finance charges	24,444	26,942	24,162
Deferred finance charges within liabilities held for sale	—	2,236	2,255
Total Contractual Debt	1,539,511	2,275,179	2,722,892
Less: Golar Partners', Keppel's and B&V's share of the Hilli contractual debt	(376,783)	(385,932)	(413,380)
Less: Keppel's share of the Gimi debt	(160,500)	(145,500)	(123,000)
GLNG's Contractual Debt	1,002,228	1,743,747	2,186,512

Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Total Golar Cash

(in thousands of $)	June 30, 2022	March 31, 2022	June 30, 2021
Cash and cash equivalents	528,798	207,035	174,438
Restricted cash and short-term deposits (current and non-current)	91,466	135,870	93,195
Less: VIE restricted cash	(16,735)	(16,313)	(16,504)
Total Golar Cash	603,529	326,592	251,129

Total Golar Cash and Listed Securities

(in thousands of $)	June 30, 2022
Cash and cash equivalents	528,798
Restricted cash and short-term deposits (current and non-current)	91,466
Other current assets	569,013
Equity method investments	184,693
Less: VIE restricted cash	(16,735)
Less: Trade receivables	(54,380)
Less: Inventories	(2,230)
Less: Gas derivative instrument	—
Less: TTF swap collateral	(13,520)
Less: Prepaid expenses	(4,278)
Less: Other receivables	(2,851)
Less: Investment in ECGS	(4,455)
Total Golar Cash and Listed Securities(1)	1,275,521

(1) Total Golar Cash and Listed Securities is based on net book value of our equity method investments and the listed securities as of the period end date.

Non-US GAAP Measures Used in Forecasting

Earnings Backlog: Earnings backlog represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs, therefore revenue from operating services agreements is excluded.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•	our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•	continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•	continuing volatility of commodity prices;
•	claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”), Golar LNG Partners LP (“Golar Partners”), Cool Co Ltd. (“CoolCo”) and Snam S.p.A. ("Snam");
•	the ability of Hygo, Golar Partners and New Fortress Energy Inc. (“NFE”) and CoolCo to meet their respective obligations to us, including indemnification obligations;
•	a decline or continuing volatility in the global financial markets, specifically with respect to our equity holding in NFE;
•	failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•	changes to rules and regulations applicable to liquefied natural gas (“LNG”) carriers, floating storage and regasification units (“FSRUs”), floating liquefaction natural gas vessels (“FLNGs”) or other parts of the LNG supply chain;
•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;
•	changes in our ability to obtain additional financing on acceptable terms or at all;
•	increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance;
•	the length and severity of outbreaks of pandemics, including the worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for LNG and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;

•	failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•	changes in FLNG charter rates/terms, vessel values or technological advancements;
•	our ability to close potential future sales of additional equity interests in our vessels, including the FLNG Hilli and FLNG Gimi or to monetize our remaining interest in NFE on a timely basis or at all;
•	our ability to contract the full utilization of the FLNG Hilli or other vessels;
•	our ability to realize the expected benefits from investments we have made and may make in the future;
•	changes in the supply of or demand for LNG or LNG carried by sea and for LNG carriers, FSRUs or FLNGs;
•	a material decline or prolonged weakness in rates for FLNGs;
•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;
•	changes in the supply of or demand for natural gas generally or in particular regions;
•	changes in our relationships with our counterparties, including our major chartering parties;
•	changes in our relationship with our affiliates;
•	changes in general domestic and international political conditions, particularly where we operate;
•	global economic trends, competition and geopolitical risks, including impacts from the ongoing conflict in Ukraine and the related sanctions and other measures, including the related impacts on the supply chain for our conversions;
•	changes in the availability of vessels to purchase and in the time it takes to build new vessels;
•	our inability to expand beyond the provision of FLNGs and FSRUs, particularly through our innovative FLNG strategy;
•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs and FLNGs to various ports; and
•	other factors listed from time to time in registration statements, reports, or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim consolidated financial statements for the first half year of 2022, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the first half year of 2022 includes a fair review of important events that have occurred during the period and their impact on the interim consolidated financial statements, the principal risks and uncertainties for the remaining half of 2022, and major related party transactions.

August 11, 2022

The Board of Directors

Golar LNG Limited

Hamilton, Bermuda

Investor Questions: +44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)

Dan Rabun (Director)

Thorleif Egeli (Director)

Carl Steen (Director)

Niels Stolt-Nielsen (Director)

Lori Wheeler Naess (Director)

Georgina Sousa (Director)

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	2022	2022	2022	2021
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

Time and voyage charter revenues	—	3,235	3,235	5,690
Liquefaction services revenue	60,527	62,894	123,421	110,134
Vessel and other management fees	6,700	6,809	13,509	15,281
Total operating revenues	67,227	72,938	140,165	131,105

Vessel operating expenses	(18,096)	(18,104)	(36,200)	(34,597)
Voyage, charterhire and commission expenses	(744)	(715)	(1,459)	(448)
Administrative expenses	(9,919)	(10,144)	(20,063)	(18,038)
Project development expenses	(2,701)	(851)	(3,552)	(798)
Depreciation and amortization	(13,138)	(13,742)	(26,880)	(27,734)
Impairment of long-term assets(1)	(76,155)	—	(76,155)	—
Total operating expenses	(120,753)	(43,556)	(164,309)	(81,615)

Realized and unrealized gain on oil and gas derivative instruments (2)	236,567	210,690	447,257	84,165
Other operating income	10,166	3,940	14,106	—
Total other operating income	246,733	214,630	461,363	84,165

Operating income	193,207	244,012	437,219	133,655

Realized and unrealized MTM (losses)/gains on our investment in listed equity securities	(49,001)	344,049	295,048	(86,664)
Other non-operating income/(losses)	3,887	6,136	10,023	(71,431)
Total other non-operating (losses)/income	(45,114)	350,185	305,071	(158,095)

Interest income	921	33	954	57
Interest expense	(5,279)	(6,156)	(11,435)	(16,568)
Gains on derivative instruments	16,341	31,536	47,877	16,482
Other financial items, net	(4,215)	608	(3,607)	586
Net financial income	7,768	26,021	33,789	557

Income/(loss) before income taxes, net income/(losses) from equity method investments and non-controlling interests	155,861	620,218	776,079	(23,883)
Income taxes	190	(374)	(184)	(274)
Net income/(losses) from equity method investments	4,065	(1,056)	3,009	157
Net income/(loss) from continuing operations	160,116	618,788	778,904	(24,000)

Net income/(loss) from discontinued operations (2) (3)	126,422	(208,774)	(82,352)	594,439

Net income	286,538	410,014	696,552	570,439
Net income attributable to non-controlling interests - continuing operations	(56,785)	(56,347)	(113,132)	(54,999)
Net loss/(income) attributable to non-controlling interests - discontinued operations	279	(8,485)	(8,206)	(18,643)
Total net income attributable to non-controlling interests	(56,506)	(64,832)	(121,338)	(73,642)

Net income attributable to Golar LNG Limited	230,032	345,182	575,214	496,797

(1) In May 2022, we signed an agreement with Snam Group ("Snam") for the future sale of the Golar Arctic once converted into an FSRU which triggered an impairment indicator. This resulted to the recognition of an impairment loss of $76.2 million. Fair value is based on average broker valuation at date of measurement and represents the exit price in the principal LNG carrier sales market.

(2) Realized and unrealized gain on oil and gas derivative instruments consists of (i) $170.2 million of unrealized gain on oil and gas derivatives (Q1 2022: $193.8 million gain); and (ii) $62.1 million of realized gain on oil and gas derivatives net of withholding tax (Q1 2022: $43.7 million gain); and (iii) $4.3 million of realized and unrealized TTF swap gains (Q1 2022: $26.8 million realized and unrealized losses).

(3) On January 26, 2022, we and Cool Company Ltd “CoolCo”, at that time one of our former wholly owned subsidiaries, entered into a share purchase agreement (“the Vessel SPA”) and related agreements under which CoolCo will acquire entities holding eight modern TFDE LNG carriers, The Cool Pool Limited and Golar's shipping and FSRU management organization (“the Disposal Group”), from us. The respective subsidiary completions pursuant to Vessel SPA completed over staggered dates from March 3, 2022 to April 5, 2022. On June 30, 2022 we and CoolCo entered into a share purchase agreement to acquire Golar's shipping and management organization, which was contemplated in the agreements entered into on January 26, 2022. The Disposal Group met the criteria for presentation as held-for-sale and is also considered a discontinued operation in Q1 2022. Consequently, we retrospectively adjusted the results of the Disposal Group and separately presented as “Net income/(loss) from discontinued operations” and “Net (loss)/income attributable to non-controlling interests discontinued operations”. Net income/(loss) from discontinued operations for the six months ending June 30, 2022, includes (i) $10.0 million loss on disposal of the Disposal Group; (ii) $218.3 million of impairment of vessels and (iii) $23.5 million net income from the discontinued operations.

(4) On May 31, 2022 we entered into an agreement with Snam for it to acquire 100% of the share capital of Golar LNG NB 13 Corporation, owner of FSRU Golar Tundra for $352.5 million including a $2.5 million working capital adjustment. FSRU Golar Tundra met the criteria for presentation as held-for-sale and discontinued operation on May 30, 2022. Consequently, we retrospectively adjusted the results of the FSRU Golar Tundra and separately presented as “Net income/(loss) from discontinued operations”. Net income/(loss) from discontinued operations for the six months ended June 30, 2022, includes (i) $123.3 million gain on disposal of the Disposal Group; (ii) $0.7 million net loss from discontinued operations.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2022	2022	2022	2021
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

Net income	286,538	410,014	696,552	570,439

Gains associated with pensions, net of tax	44	44	88	112
Share of affiliate's comprehensive losses from discontinued operations	—	—	—	(3,147)
Realized accumulated comprehensive losses on disposal of investment in affiliate	—	—	—	43,380
Net other comprehensive income	44	44	88	40,345
Comprehensive income	286,582	410,058	696,640	610,784

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	230,076	345,226	575,302	537,142
Non-controlling interests - continuing operations	56,785	56,347	113,132	54,999
Non-controlling interests - discontinued operations	(279)	8,485	8,206	18,643
Comprehensive income	286,582	410,058	696,640	610,784

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2022	2021
(in thousands of $)	Jun 30	Dec 31

ASSETS
Current assets
Cash and cash equivalents	528,798	232,211
Restricted cash and short-term deposits	18,238	34,025
Other current assets	569,013	573,247
Current assets held for sale (1) (2)	2,669	82,630
Amounts due from related parties	6,676	3,484
Total current assets	1,125,394	925,597

Non-current assets
Restricted cash	73,228	72,048
Equity method investments	184,693	52,215
Asset under development	1,067,580	877,838
Vessels and equipment, net	1,161,717	1,264,523
Non-current assets held for sale (1) (2)	—	1,614,409
Other non-current assets	610,163	141,665
Total assets	4,222,775	4,948,295

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	(366,791)	(703,170)
Current liabilities held for sale (1) (2)	(1,455)	(429,609)
Other current liabilities	(80,083)	(174,442)
Total current liabilities	(448,329)	(1,307,221)

Non-current liabilities
Long-term debt	(1,015,486)	(920,130)
Non-current liabilities held for sale (1) (2)	—	(449,868)
Other non-current liabilities	(92,187)	(93,159)
Total liabilities	(1,556,002)	(2,770,378)

Equity
Stockholders' equity	(2,294,909)	(1,730,650)
Non-controlling interests	(371,864)	(447,267)

Total liabilities and stockholders' equity	(4,222,775)	(4,948,295)

(1) On January 26, 2022, we entered into a Vessel SPA under which Cool Co will acquire eight modern TFDE LNG vessels, the Cool Pool Limited and the fleet’s commercial management companies (“the Disposal Group”), from us. Following successful equity raise and the receipt of consent from existing lenders, four of the eight TFDE vessels were sold to Cool Co during the period ended March 31, 2022. The remaining four TFDE vessels were sold to Cool Co in April 2022 and the commercial management companies in June 2022. The assets and liabilities of the Disposal Group yet to be disposed at December 31, 2021 were classified as Held for sale and we have retrospectively adjusted the period.

(2) On May 31, 2022 we and Snam signed an agreement for Snam to acquire all of the share capital of Golar LNG NB 13 Corporation, whose sole asset is the Golar Tundra. The assets and liabilities associated to the Golar Tundra were classified as Held for sale and we have retrospectively adjusted the period.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2022	2022	2022	2021
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
OPERATING ACTIVITIES
Net income	286,538	410,014	696,552	570,439
Add: Net (income)/loss from discontinued operations	(126,422)	208,774	82,352	(594,439)
Net income/(loss) from continuing operations	160,116	618,788	778,904	(24,000)
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	13,138	13,742	26,880	27,735
Amortization of deferred charges and guarantees, net	1,380	278	1,658	712
Impairment of long-lived assets	76,155	—	76,155	—
Net (income)/loss from equity method investments	(4,065)	1,056	(3,009)	(157)
Compensation cost related to employee stock awards	711	755	1,466	1,507
Net foreign exchange losses/(gains)	503	(401)	102	496
Change in fair value of investment in listed equity securities	37,779	(344,049)	(306,270)	86,664
Change in fair value of derivative instruments	(16,982)	(32,600)	(49,582)	(16,803)
Change in fair values of oil and gas derivative instruments	(188,366)	(177,527)	(365,893)	(83,585)
Changes in assets and liabilities:
Trade accounts receivable	(15,321)	(9,155)	(24,476)	757
Inventories	(1,149)	(545)	(1,694)	25
Other current and non-current assets	24,681	(10,030)	14,651	7,071
Amounts due to/from related companies	(2,461)	76	(2,385)	(9,159)
Trade accounts payable	2,207	1,332	3,539	(5,551)
Accrued expenses	(8,718)	(100)	(8,818)	(11,780)
Other current and non-current liabilities	(77,233)	(5,945)	(83,178)	65,475
Net cash provided by continuing operating activities	2,375	55,675	58,050	39,407

Net income/(loss) from discontinued operations	126,422	(208,774)	(82,352)	594,439
Dry-docking expenditure	—	—	—	(1,591)
Deconsolidation of lessor VIE	(36,885)	(22,200)	(59,085)	—
Depreciation and amortization	1,187	7,512	8,699	25,264
Amortization of deferred charges	2,228	1,704	3,932	599
Net loss from equity method investments	—	—	—	6,891
(Gain)/loss on disposal and impairment of long-lived assets	(120,847)	226,048	105,201	(575,056)
Compensation cost related to employee stock awards	75	164	239	374
Net foreign exchange losses	240	320	560	131
Change in assets and liabilities:
Trade accounts receivable	3,033	(2,197)	836	3,589
Inventories	—	—	—	313
Other current and non-current assets	(3,812)	(1,595)	(5,407)	1,084
Amounts due from related companies	(3,193)	2,389	(804)	—
Trade accounts payable	(2,823)	(4,435)	(7,258)	2,816
Accrued expenses	(3,753)	(3,170)	(6,923)	7,502
Other current and non-current liabilities	(10,979)	(13,916)	(24,895)	4,885
Net cash (used in)/provided by discontinued operating activities	(49,107)	(18,150)	(67,257)	71,240
INVESTING ACTIVITIES
Additions to asset under development	(95,401)	(79,829)	(175,230)	(168,392)
Additions to equity method investments	—	—	—	(8,625)
Additions to other investments	(2,447)	—	(2,447)	—
Proceeds from subscription of equity interest in Gimi MS	9,470	1,800	11,270	12,812

	2022	2022	2022	2021
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
Proceeds from sale of listed equity securities	252,960	—	252,960	—
Dividends received from listed equity securities	1,243	2,422	3,665	—
Net cash provided by/(used in) continuing investing activities	165,825	(75,607)	90,218	(164,205)

Dividends received	—	—	—	460
Additions to vessels and equipment	—	—	—	(925)
Net proceeds from disposals of equity method investments	—	—	—	121,603
Net proceeds from disposals of long-lived assets	382,945	183,858	566,803	—
Net cash provided by discontinued investing activities	382,945	183,858	566,803	121,138

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	50,000	206,000	256,000	111,513
Repayments of short-term and long-term debt	(158,596)	(343,953)	(502,549)	(53,351)
Cash dividends paid	(13,973)	(11,332)	(25,305)	(16,702)
Financing costs paid	(3,112)	(4,015)	(7,127)	(3,426)
Purchase of treasury shares	(4,497)	(6,566)	(11,063)	(17,828)
Net cash (used in)/provided by continuing financing activities	(130,178)	(159,866)	(290,044)	20,206

Proceeds from short-term and long-term debt	—	—	—	9,850
Repayments of short-term and long-term debt	(155,522)	(2,478)	(158,000)	(49,620)
Financing costs paid	(67)	(213)	(280)	(350)
Net cash used in discontinued financing activities	(155,589)	(2,691)	(158,280)	(40,120)

Cash, cash equivalents and restricted cash within assets held for sale at the beginning of period	61,124	80,507	141,631	128,768
Cash, cash equivalents and restricted cash within assets held for sale at end of period	(36)	(59,105)	(59,141)	(134,926)
Net increase/(decrease) in cash within assets held for sale	61,088	21,402	82,490	(6,158)

Net increase in cash, cash equivalents, restricted cash and cash within assets held for sale	277,359	4,621	281,980	41,508
Cash, cash equivalents and restricted cash at beginning of period	342,905	338,284	338,284	226,124
Cash, cash equivalents and restricted cash at end of period	620,264	342,905	620,264	267,632

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2020	109,944	—	1,969,602	200,000	(56,073)	(930,950)	1,292,523	338,124	1,630,647

Net income	—	—	—	—	—	496,797	496,797	73,642	570,439
Dividends	—	—	—	—	—	—	—	(20,702)	(20,702)
Employee stock compensation	—	—	2,017	—	—	—	2,017	—	2,017
Forfeiture of employee stock compensation	—	—	(135)	—	—	—	(135)	—	(135)
Restricted stock units	264	—	(264)	—	—	—	—	—	—
Repurchase of treasury shares	—	(20,495)	—	—	—	—	(20,495)	—	(20,495)
Proceeds from subscription in equity interest in Gimi MS Corporation	—	—	—	—	—	—	—	12,812	12,812
Realized accumulated comprehensive losses on disposal of investment in affiliate					43,380		43,380		43,380
Other comprehensive loss					(3,035)		(3,035)		(3,035)

Balance at June 30, 2021	110,208	(20,495)	1,971,220	200,000	(15,728)	(434,153)	1,811,052	403,876	2,214,928

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained (Losses)/Earnings	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2021 (audited)	108,223	—	1,972,859	200,000	(10,834)	(539,598)	1,730,650	447,267	2,177,917
Opening adjustment (2)	—	—	(39,861)	—	—	38,175	(1,686)	—	(1,686)
Balance at December 31, 2021	108,223	—	1,932,998	200,000	(10,834)	(501,423)	1,728,964	447,267	2,176,231

Net income	—	—	—	—	—	575,214	575,214	121,338	696,552
Dividends	—	—	—	—	—	—	—	(25,305)	(25,305)
Employee stock compensation	—	—	1,816	—	—	—	1,816	—	1,816
Forfeiture of employee stock compensation	—	—	(111)	—	—	—	(111)	—	(111)
Restricted stock units	187	—	(187)	—	—	—	—	—	—
Repurchase and cancellation of treasury shares	(569)	—	—	—	—	(10,493)	(11,062)	—	(11,062)
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	—	—	11,270	11,270
Deconsolidation of lessor VIEs	—	—	—	—	—	—	—	(182,706)	(182,706)
Other comprehensive loss	—	—	—	—	88	—	88	—	88

Balance at June 30, 2022	107,841	—	1,934,516	200,000	(10,746)	63,298	2,294,909	371,864	2,666,773

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) Opening adjustment refers to the impact to our 2017 Convertible bond following the adoption of ASU 2020-06 Debt with conversion and other options (Topic 470) and derivatives and hedging - contracts in entity's own equity from January 1, 2022.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	Total contractual debt as at June 30, 2022	GLNG's share of contractual debt as at June 30, 2022		Total scheduled capital repayments over the next 12 months	GLNG's share of scheduled capital repayments over the next 12 months
Non-VIE debt
Norwegian unsecured bond	299,480		299,480	—		—
Golar Arctic	25,531		25,531	(7,294)		(7,294)
Gimi	535,000	70%	374,500	—	70%	—

Capital lease obligations between Golar and the lessor VIE (1)
Hilli Episeyo	679,500	44.55%	302,717	(66,000)	44.55%	(29,403)

Total Contractual Debt	1,539,511		1,002,228	(73,294)		(36,697)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated.

The table below represents our anticipated contractual capital repayments for the next five years as at June 30, 2022, including the capital lease obligations between us and the lessor VIEs which is eliminated on consolidation:

(in thousands of $)	2022	2023	2024	2025	2026
Non-VIE debt
Norwegian unsecured bond	—	—	—	(300,000)	—
Golar Arctic	(3,647)	(7,294)	(14,590)	—	—
Gimi	—	—	(43,750)	(58,333)	(58,333)

Capital lease obligations between Golar and the lessor VIE
Hilli Episeyo	(33,000)	(66,000)	(66,000)	(66,000)	(66,000)

Total Contractual Capital Repayments	(36,647)	(73,294)	(124,340)	(424,333)	(124,333)

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. However, these exclude lessor VIEs’ balances which are classified as held for sale at balance sheet date. The table represents the impact of consolidating these continuing lessor VIEs into our balance sheet, with respect to the following line items:

(in thousands of $)	June 30, 2022	December 31, 2021	June 30, 2021
Restricted cash and short-term deposits	16,735	16,523	16,504

Current portion of long-term debt and short-term debt	(359,572)	(380,554)	(395,522)
Long-term debt	(186,808)	(216,313)	(247,270)
Total debt, net of deferred finance charges	(546,380)	(596,867)	(642,792)

The consolidated results and net assets of the consolidated lessor VIE entity are based on management's best estimates.

As discussed above, we are required to consolidate amounts relating to lessor VIE entity into our financial statements. As such, the table above represents the lessor VIE entity balances and not our actual costs and balances.